SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                          Celtron International, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.001 Par Value
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                         (Title of Class of Securities)

                              151187 10 1
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                                 (CUSIP Number)


                               Nurieel Akhemzadeh
                         4020 Moorpark Road, Suite 117
                          San Jose, California  95117
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               January 26, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).
                                                                           1

CUSIP No.                     151187 10 1

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1) Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons
 (entities only):

                           Nurieel Akhamzadeh
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2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)
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3)  SEC  Use  Only
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4)  Sources  of  Funds  (See  Instructions):     PF
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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)
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6)  Citizenship  or  Place  of  Organization:     Israel

Number of                  (7)  Sole Voting Power:               0
Shares Beneficially
owned by                   (8)  Shared Voting Power              1,645,300
Each Reporting             (9)  Sole Dispositive Power:          0
Person
                          (10)  Shared Dispositive Power         1,645,300

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                        1,645,300 shares common stock
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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                (See Instructions)
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13)  Percent of Class  Represented  by  Amount  in Row  (11):   4.7%
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14)  Type  of  Reporting  Person  (See  Instructions):   IN
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Item 1.   Security and Issuer

This statement relates to the common stock, $0.001 par value ("Common Stock") and common stock ("Common stock") of Celtron International, Inc. (the
"Issuer").   The principal executive offices of the Issuer are presently located at 563 Old Pretoria Road, Midrand, South Africa  S9 1658.
                                                                           2
Item 2.  Identity and Background

This statement is filed by Nurieel Akhamzadeh, an individual, whose business address is 4020 Moorpark Ave., Suite 117, San Jose, California.

During the last five (5) years, Nurieel Akhamzadeh has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five (5) years Nurieel Akhamzadeh has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Nurieel Akhamzadeh?s citizenship is Israeli.

Item 3.  Source and Amount of Funds or Other Consideration

As of January 26, 2005, Nurieel Akhamzadeh?s position in common stock of Celtron International, Inc. has dropped below 5%, and he is therefore no longer required to report.

Item 4.  Purpose of Transaction

The purpose of the transactions were to invest in the common stock of Celtron International, Inc.


Item 5. Interest in Securities of the Issuer

As of January 26, 2005, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

The powers of the Reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

In the past 60 days, Nurieel Akhamzadeh has made numerous trades in the common stock of Celtron International, Inc., which led to an accumulation of common stock that is greater than 5% of the outstanding common stock of the company.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer. Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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Item 7. Material to be Filed as Exhibits.

None

                                    SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2005



Nurieel Akhamzadeh
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Nurieel Akhamzadeh




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